ROSS MILLER

Secretary of State

204 North Carson Street, Suite 1

Carson City, Nevada 89701-4520

(775) 684-5708

Website: www.nvsos.gov

Certificate of Designation For

Nevada Profit Corporations

(Pursuant to NRS 78.1955)

1.	Name of corporation: Bitzio, Inc.

2.	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

A series of nine hundred ninety-nine (999) shares of Preferred Stock, $.001 par value per share, designated as Series C Preferred Stock. The relative rights, preferences and limitations of shares of Series C Preferred Stock are set forth on the Addendum to this Certificate of Designation.

3.	Effective date of filing: (optional) ______________________________

4.	Signature: (required) /s/ Gordon McDougall

ADDENDUM TO THE CERTIFICATE OF DESIGNATION

SERIES C PREFERRED STOCK

($.001 Par Value)

of

BITZIO, INC.

Section 1. Dividends and Distributions. The holders of Series C Preferred Stock shall not be entitled to receive any dividends or distributions.

Section 2. Liquidation. Upon the liquidation, dissolution and winding up of the Corporation, the holders of the Series C Preferred Stock shall be entitled to receive in cash out of the assets of the Corporation, whether from capital or from earnings available for distribution to its stockholders, before any amount shall be paid to the holders of Common Stock or to the holders of any other class of stock issued subsequent to the issuance of the Series C Preferred Stock, the sum of One Cent ($0.01) per share.

Section 3. Voting Rights. Each share of Series C Preferred Stock shall entitle the holder thereof to cast on all matters submitted to a vote of the stockholders of the Corporation or with respect to which written consents are given by stockholders of the Corporation, that number of votes as shall equal the product obtained by dividing (a) the number of votes that the holders of all voting securities other than Series C Preferred Stock outstanding on the record date for the stockholder action are entitled to cast by (b) nine hundred ninety-eight (998).

Section 4. Reacquired Shares. Any shares of Series C Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

Section 5. Redemption. On November 29, 2015 (the “Redemption Date”) each outstanding share of Series C Preferred Stock shall be deemed to have been automatically redeemed by the Corporation. No redemption price shall be payable. Upon the Redemption Date, said shares shall no longer be deemed to be outstanding.

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